UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NU SKIN ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)
Delaware	001-12421	87-0565309
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

75 West Center Street Provo, UT 84601
(Address of principal executive offices and zip code)
Clayton Jones, (801) 345-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period ito which the information applies:
☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1–Conflict Minerals Disclosure

Item 1.01                          Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of our Conflict Minerals Report for the year ended December 31, 2013, filed as Exhibit 1.01 hereto, is publicly available on our website at nuskin.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02                          Exhibit

See Item 2.01.

Section 2–Exhibits

Item 2.01                          Exhibits

Exhibit 1.02                          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
NU SKIN ENTERPRISES, INC.
 (Registrant)

Date:  June 2, 2014                                                                                               /s/ Ritch N. Wood
Ritch N. Wood
 Chief Financial Officer